Exhibit 3.5
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VOLCANO CORPORATION
a Delaware corporation
          Volcano Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
          The amendment to this Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), set forth in the following resolution, was approved and duly adopted by this Corporation’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted by written consent of stockholders in accordance with Section 228 of the DGCL:
     RESOLVED, that the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of this Corporation be amended to read in its entirety substantially as follows:
“This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which this corporation is authorized to issue is 54,609,607 shares. 34,500,000 shares shall be Common Stock with a par value of $0.001 per share and 20,109,607 shares shall be Preferred Stock with a par value of $0.001 per share. 2,303,850 shares of

Preferred Stock are designated Series A Preferred Stock, 15,143,003 shares of Preferred Stock are designated Series B Preferred Stock and 2,662,754 shares of Preferred Stock are designated Series C Preferred Stock. Upon the filing of this Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each one and one-tenth (1.10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and reconstituted as one (1.0) share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled (after aggregating all such shares of Common Stock to which such holder is entitled), this corporation shall pay in cash to such holder the fair market value of such share at the Effective Time as reasonably determined by the Board of Directors of this corporation.”
     IN WITNESS WHEREOF, Volcano Corporation has caused this Certificate to be signed by its duly authorized officer this 24th day of May, 2006.

VOLCANO CORPORATION
By:	/s/ John T. Dahldorf
John T. Dahldorf,
Chief Financial Officer